Contact

www.linkedin.com/in/ovanova (LinkedIn)
ovanova.co/campaign/cloud (Other)

Top Skills

Recruiting
Sales
Leadership

Languages

English
Spanish (Limited Working)

Certifications

200 RYT

John Carey

CEO of Ovanova
Hillsborough, North Carolina, United States

Summary

The first decade of my career was spent in direct sales, building, and leading teams. I have spent the last 8 years working in the solar industry. My direct experience includes lead generation, school fundraising, design, process design, training, engineering, installer recruitment and training, monitoring and troubleshooting existing solar power plants, communications with local jurisdictions, a deep understanding of available consumer products in the industry, integrating advanced storage and load-shedding solutions, forming and developing relationships with manufacturers, all the things you would hope a CEO of a solar company would know how to do before completing a project for you. I'm happy to connect and see how Ovanova can add value to you and your mission.

Experience

ovanova

Co Discoverer
August 2015 - Present (9 years 11 months)
Greater Los Angeles Area

What would you do if you knew you could not fail? That's the question which led to the discovery of ovanova. Our answer? Add as much value as possible to as many lives as possible. That is our mission.

Ovanova is a free service that causes and organizations use to raise funds by raising awareness of solar energy within their networks of supporters.

High End Client

Business Growth Strategist
February 2018 - July 2018 (6 months)

My Yoga

Instructor
December 2015 - June 2017 (1 year 7 months)
Raleigh-Durham, North Carolina Area

Hot Yoga!

Family Heritage Life Insurance Company of America
Business Owner
March 2013 - March 2016 (3 years 1 month)

Southwestern Advantage
District Sales Manager
May 2005 - December 2012 (7 years 8 months)

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Education

North Carolina State University
none, Electrical Engineering and Psychology · (2005 - 2008)